February 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Digital Corporation
Post-Effective Amendment No. 1 to Form S-3 on Form S-1
File No. 333-278699

Ladies and Gentlemen:

Applied Digital Corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 (File No. 333-278699), filed with the Securities and Exchange Commission (“SEC”) on September 3, 2024, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement was declared effective on September 9, 2024 and 13,815,360 of the securities covered by the Registration Statement have been sold, which represents the total number of shares of common stock of the Company, par value $0.001 per share, issued upon conversion at the applicable conversion price of the promissory notes issued to the selling stockholder in connection with the Prepaid Advance Agreement, dated March 27, 2024, between the Company and the selling stockholder to which the Registration Statement relates.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the SEC consent to the withdrawal of the Registration Statement, effective as of the date hereof.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Please call Steven Siesser of Lowenstein Sandler LLP at (212) 204-8688 with any questions.

Sincerely,

APPLIED DIGITAL CORPORATION

By:	/s/ Saidal Mohmand
Name:	Saidal L. Mohmand
Title:	Chief Financial Officer

Cc:	Steven Siesser, Lowenstein Sandler LLP